EXHIBIT 6.3

BILL OF SALE
KNOW ALL PERSONS BY THESE PRESENTS:

ZEPPOLE HOLDINGS TRUST, LLC, By Peter Berkman, Manager, in accordance with that certain Agreement For Purchase and Sale of Assets dated August 1, 2018, and in consideration of the payment of the sum of Five Hundred Thousand dollars ($500,000.00), receipt of payment acknowledged, does hereby sell and transfer to BEYOND WELLNESS INTERNATIONAL, INC., Buyer, and its successors and assigns, the following described personal property:

(i)	All right, title and interest in and to the tradename and style of “Dr. Tom’s” nutraceutical and CBD products;

(ii)	All right, title and interest in and to the proprietary formulas, manufacturing processes, packaging, labeling and marketing of the “Dr. Tom’s” products presently being sold or under development;

(iii)	All right, title and interest in and to the Uniform Resource Locator www.drtomscbd.com as registered by ICANN, and the content, coding, software, and marketing systems associated with the website www.drtomscbd.com.

Seller warrants that it is the lawful owner in every respect of all of the described property and that it is free and clear of all liens, security agreements, encumbrances, claims, demands, and charges of every kind whatsoever.

Seller binds Seller, his/her successors and assigns, to warrant and defend the title to all of the described property to Buyer, his/her successors and assigns, forever against every person lawfully claiming the described property or any part of it.

This Bill of Sale shall be effective as to the transfer of all property listed in it as of the 25th day of September, 2018.

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IN WITNESS WHEREOF, this Bill of Sale is hereby executed on September 25, 2018.

SELLER:

ZEPPOLE HOLDINGS TRUST, LLC.

By:_____________________________________

     PETER BERKMAN, Manager

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